

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

James Dondero
President and Chairman
NexPoint Residential Trust, Inc.
300 Crescent Court, Suite 700
Dallas, Texas 75201

> **Re: NexPoint Residential Trust, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2023**
> **File No. 001-36663**

Dear James Dondero:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed April 11, 2023

Pay Versus Performance, page 25

1.   We note disclosure under the "Grants of Plan Based Awards in 2022" table on page 22 that you may grant "performance shares, performance units and certain other awards ... based on, the Company's common stock or factors that may influence the value of the Company's common stock." To the extent that you use any financial performance measure to link compensation actually paid to your named executive officers to your performance, please provide tabular and related disclosure of that measure under Regulation S-K Items 402(v)(2)(vi), (5)(iii) and (6).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program